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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 1)*


                             INTERWORLD CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    46114Q108
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                                 (CUSIP Number)


                                  MARK W. HOBBS
                             J NET ENTERPRISES, INC.
                    8750 NORTH CENTRAL EXPRESSWAY, SUITE 600
                               DALLAS, TEXAS 75231
                                 (214) 696-8830
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                JANUARY 25, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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                                  SCHEDULE 13D

CUSIP NO. 46114Q108                                            PAGE 2 OF 5 PAGES

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1.   NAME OF REPORTING PERSONS
          J NET ENTERPRISES, INC.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  88-0169922
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3.   SEC USE ONLY



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4.   SOURCE OF FUNDS*
          WC, AF


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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          STATE OF NEVADA


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               7.   SOLE VOTING POWER
                    46,153,846 (SEE ITEM 6)
  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY             None

  OWNED BY
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
                         46,153,846 (SEE ITEM 6)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH                 None


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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     46,153,846 (SEE ITEM 6)


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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]
     (SEE ITEM 5)


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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.14% (SEE ITEM 6)


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14.  TYPE OF REPORTING PERSON*
          CO


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                  SCHEDULE 13D

CUSIP NO. 46114Q108                                           PAGE 3 OF 5 PAGES


      This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated October 12, 2000 (the "Initial Statement"), filed by the Filing Person (as defined herein). This Amendment No. 1 is being filed by the Filing Person to report that it has entered into a Stock Purchase Agreement and Stand-By Purchase Agreement with the Issuer as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of InterWorld Corporation (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 395 Hudson Street, 6th Floor, New York, New York 10014-3669.

ITEM 2. IDENTITY AND BACKGROUND.

      The name of the person filing this statement is J Net Enterprises, Inc., a Nevada corporation ("J Net" or the "Filing Person"). The address of the principal executive offices of J Net is located at 8750 North Central Expressway, Suite 600, Dallas, Texas 75231.

      The current principal business of J Net is to provide internet infrastructure services and manage technology funds. J Net recently completed the sale of its gaming machine route operations in Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Initial Statement is hereby amended by adding thereto the following:

      The Filing Person entered into an agreement to exchange its Series A Preferred Stock and its warrant to acquire additional shares of Common Stock for an aggregate amount of $30,000,000 of Common Stock at a price of $0.65 per share. (See Item 6 below)

ITEM 4. PURPOSE OF TRANSACTION.

      The information set forth in Item 5 and Item 6 hereof is incorporated by reference into this Item 4.

      The Filing Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Filing Person, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Initial Statement is hereby amended by adding thereto the following:

      As explained in Item 6 below, the number of shares reported does not include certain shares of Common Stock which the Filing Person may be deemed to beneficially own upon satisfaction of certain conditions contained within the Stock Purchase Agreement and Stand-By Purchase Agreement

      Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the shares of Common Stock, other than as described in the Initial Statement, by the Filing Person.



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                                  SCHEDULE 13D

CUSIP NO. 46114Q108                                           PAGE 4 OF 5 PAGES



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Initial Statement is hereby amended by adding thereto the following:

      On January 25, 2001, J Net entered into a Stock Purchase Agreement (the "Purchase Agreement") and a Stand-By Purchase Agreement (the "Stand-By Agreement" and, together with the Purchase Agreement, the "Agreements") with the Issuer (copies of which are incorporated by reference hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference in response to this Item 6). Pursuant to the Agreements, J Net will exchange its outstanding Series A Preferred Stock and warrant to purchase shares of Common Stock, which had been issued to J Net pursuant to an agreement entered into on October 12, 2000 (a copy of the agreement governing such sale was filed as Exhibit 99.1 to the Initial Statement and is incorporated by reference in response to this Item
6), for 46,153,846 shares of Common Stock.

      The Agreements provide that upon satisfaction of certain conditions the Series A Preferred Stock and warrant to purchase shares of Common Stock will convert into an aggregate amount of $30,000,000 of Common Stock at a price of $0.65 per share of Common Stock. These conditions include shareholder approval of the conversion of the Series A Preferred Stock and warrant into 46,153,846 shares of Common Stock.

      In addition, the Agreements require the Issuer to conduct a rights offering of shares of its Common Stock to its common shareholders at a price of $0.65 per share, in the aggregate amount of $20,000,000. Pursuant to the Stand-By Agreement, at the conclusion of the rights offering J Net is obligated to purchase shares of Common Stock at a price of $0.65 per share in an aggregate amount equal to the difference between $20,000,000 and the aggregate amount purchased by the Issuer's shareholders. In no event will J Net purchase more than 30,769,231 of Common Stock for an aggregate purchase price of $20,000,000 (the "Stand-By Commitment").

      The Agreements also provide an option for J Net to purchase additional shares of Common Stock immediately following the expiration of the exercise period of the rights offered in the rights offering and the purchase of the Stand-By Commitment (the "Overallotment Shares"). J Net shall have the option
(i) for a period up to 5 business days after the expiration of the exercise period of the rights, to purchase up to an aggregate number of shares of Common Stock equal to the difference between 30,769,231 shares and the Stand-By Shares at a purchase price per share equal the $0.65, and (ii) for a period up to 45 days after the expiration of the exercise period of the rights, to purchase up to an aggregate number of shares of Common Stock equal to the quotient obtained by dividing (1) the difference between (x) $20,000,000 and (y) the aggregate amount paid by J Net for the Overallotment Shares purchased pursuant to clause
(i) above, by (2) the Overallotment Average Price (the "Overallotment Option"). "Overallotment Average Price" means an amount equal to the greater of (xx) the Offering Price or (yy) 90% of the volume weighted average of the sale prices as reported by the NASDAQ National Market for each of the ten (10) consecutive Trading Days in the period ending on the day immediately preceding the exercise of the Overallotment Option under clause (ii) above. "Trading Day" means a day on which NASDAQ is open for trading.

      If the transactions contemplated by the Agreements are consummated, upon the conversion of all the outstanding Series A Preferred Stock and warrant to purchase shares of Common Stock and accrued and unpaid interest from the date of issuance, J Net will hold 46,153,846 shares of Common Stock. In such event, J Net would, depending upon the number of shares of Common Stock acquired pursuant to the Stand-By Commitment and the Overallotment Option, be the beneficial owner of between 43.41% and 72.35% of the outstanding Common Stock. In addition, following consummation of the transactions, J Net will be entitled to designate nominees to the board of directors of the Issuer (such right is subject to certain thresholds relating to J Net's ongoing percentage ownership of the Issuer).

      The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by the terms of each such document which are incorporated herein by reference.

      Except as set forth herein, the Filing Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 46114Q108                                           PAGE 5 OF 5 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99.1 - Stock Purchase Agreement dated January 25, 2001
        Exhibit 99.2 - Stand-By Purchase Agreement dated January 25, 2001


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2001

                                                J NET ENTERPRISES, INC.


                                                By: /s/ MARK W. HOBBS
                                                    --------------------------
                                                    Name: Mark W. Hobbs
                                                    Title: President